UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Wonder Wax Glam Studio LLC

Legal status of issuer:
    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    New Jersey

    Date of organization:
    April 11, 2020

Physical address of issuer:
451 2nd Street, Palisades Park, NJ 07650

Website of issuer:
www.wonderwaxglamstudio.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to seven (7%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third-party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Type of security offered:
Class B Membership Units

Target number of securities to be offered:
Two hundred (200)

Price (or method for determining price):
$100.00/unit

Target offering amount:
Twenty thousand dollars ($20,000)

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
Five hundred thousand dollars ($500,000)

Deadline to reach the target offering amount:
April 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
One full-time employee and three independent contractors on an as-needed basis

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	41,704	31,877
Cash & Cash Equivalents	13,500	6,550
Accounts Receivable:	0	0
Short-term Debt:	1,087	1,129
Long-term Debt:	0	0
Revenues/Sales	91,839	42,632
Cost of Goods Sold:	21,557	11,941
Taxes Paid:	500	500
Net Income:	9,869	-9,253

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:

Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the body waxing and spray tan industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- substantial competition from many competitors with more financial and operating resources in the body waxing and spray tan industry than the Issuer;
- unsubstantiated projected growth of, and risks inherent in, the body waxing and spray tan industry in the US;
- our reliance on our ability to attract high-quality and motivated personnel with the skill-set and talent required for the demands of the clientle and key customers for our future revenue growth;
- our ability and resources to enable the Issuer to maintain high quality customer satisfaction and implement rapidly developing changes in technology;
- maintaining the quality and attractive attributes for the customers of our services;
- our ability to attract and retain qualified managers and operating personnel to expand our service vehicle mobile studios; and
- our ability to protect and enforce our intellectual property rights to maximize brand awareness and marketing penetration in existing and expanding service territories.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Wonder Wax Glam Studio LLC shall include any joint venture in which Wonder Wax Glam Studio LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Wonder Wax Glam Studio LLC.

"Company " means Wonder Wax Glam Studio LLC.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes to the Shares.

"Issuer" means Wonder Wax Glam Studio LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Membership Units of Wonder Wax Glam Studio LLC.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of Issuer:
Wonder Wax Glam Studio LLC

ELIGIBILITY

2. The Issuer certifies that all of the following statements are true for the Issuer:
- Organized under, and subject to, the laws of New Jersey.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development-stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The Issuer certifies that neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Tania Torres   **Date of Service:** April 1, 2020

Principal Occupation:
President & CEO of Wonder Wax Glam Studio LLC

With over 10 years of experience as an esthetician and body wax trainer, Tania Torres is a Master Wax Specialist. Widely recognized by many satisfied customers for her painless technique, expert attention to detail and effectiveness for eyebrows with a dynamic and charismatic personality, Tania Torres enjoys an impeccable quality reputation as one of New Jersey's finest body wax and tan technicians. Tania previously worked for one of the largest and most successful wax franchises in America for over seven years. She has also worked successfully as an understudy for and was supervised by renowned Dermatologist and Cosmetic Surgeon, Dr. David Goldberg.

Business Experience

Wonder Wax Glam Studio - CEO, Business Owner and Licensed Esthetician
April 2019 - Present
Bergen County, New Jersey

Scilex Pharmaceuticals - Overlay Sales Representative
March 2019 - November 2021 (2 years 9 months)
New York, New York

Provide support to multiple field representatives across the New York region including Manhattan, Queens,Brooklyn, Long Island West, and Long Island East. Responsible for maximizing marketing awareness and sales results of promoted products. Constant and intensive personal marketing interactions with key neurologist, pain management, and primary care physicians.

Essential Duties:
- Create and implement business plans and tactical strategies with training manager.
- Manage daily call activity according to defined expectations with the purpose of influencing customers and driving sales.
- Sample and provide co-pay cards to HCP's.

East Coast Aesthetic Surgery, Inc. - Business Development Manager

November 2018 - February 2019 (4 months)
New York, New York
- Forecast and meet agreed sales goals quarterly and annually
- Build & manage prospective patient pipeline
- Understand practice functions and how they interact
- Prospect, maintain contact, present and close new accounts
- Manage relationships with referral sources: Surgery centers, Dermatologists,
- Medical/Surgical -Oncologists, Neurosurgeons
- Interact with third party vendors: Insurance brokers, accountant, payroll company, IT people, cosmetic product companies
- Work with graphics team to create compelling, call to action promotional campaigns that resonate with the viewer
- Discuss procedures and fees with new patients; Financial planning
- Schedule surgery for patients; coordinate with hospitals/surgical centers
- Creating patient agenda & fee quotes that include: medical script, surgery fee and patient checklist

European Wax Center - Operations Center Manager
August 2011 - October 2018 (7 years 3 months)
Englewood NJ

The Center Manager acts as a coach and brand ambassador to 15-20+ associates. Manager motivates staff to uphold brand values & create a one of a kind guest experience. Management must monitor daily, weekly, monthly, & annual performance to reach monetary goals.

Daily Operations:
- Business Development and Growth Strategy
- Human Resources
- Administrative Functions

Other Positions within the Company:

2014-2016 European Wax Center- Call Center Manager
Englewood, Hoboken, Fairlawn, Bayonne

- Duties include quality assurance for 900 inbound/outbound calls daily
- Analyzing peak time analytics reports
- Toubleshooting technical issues with Chronicall software
- Find resolutions to solve guest relations issues
- Verbal Implementation of nation -wide promotions
- Assess booking software to highlight sales opportunities,make provisional notes, and collect delinquent payments.

Education

Temple University
Organizational Communication, General · (2004 - 2007)

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Tania Torres is the President and CEO of the Company. For detailed information about Tania Tores's business experience, refer to Section 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Tania Torres	17,500 units of Class A Membership Units	100%

* The Issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the Issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that the Issuer will use to fund current and future operations, and to provide a capital structure that will enable the Issuer to grow its business substantially over the following three to five years and to expand total markets served.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$20,000**	**$500,000**
Less: Offering Expenses		
Portal Fee	$1,400	$35,000
Net Proceeds	**$18,600**	**$465,000**
Vans	$0	$150,000
Wax Warmers	$3,000	$12,000
Strips	$2,000	$5,000
Pre-Depilatories and Post-Depilatories	$3,000	$5,000
Skin Treatment Products	$1,000	$8,000
SprayTan Machine	$5,000	$20,000
Spray Tanning Solution	$2,000	$8,000
Hiring of Full-time Staff	$0	$120,000
Miscellaneous Consumables	$1,000	$25,000
Marketing and Promotional	$1,000	$50,000
Working Capital	$600	$62,000

If the business environment and economic indicators change in the immediate future, the Company may need to reallocate the application of net proceeds from this Offering or revise the business plan so long as the Board of Directors and the executive management of the Issuer consider the decision to be in the best interests of the Investors in the Issuer.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the Issuer's offering materials;

● The intermediary will notify investors when the target offering amount has been met;

● If the Issuer reaches the target offering amount prior to the deadline identified in its offering materials, the Issuer may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

● If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the Issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least five (5) business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the Issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the Issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$20,000 USD
Maximum Target	$500,000 USD
Pre-money Valuation	$1,750,000 USD
Equity Offered	1.13% - 22.22%
Securities Type	Class B Membership Units
Regulation	Regulation CF
Closing Date	30 Apr 2023

Unit Price $100.00

Units Offered
200 - 5,000

Units Issued After Offering
17,700 - 22,500

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the Board of Directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the Issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the Issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the Issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	20,000	17,500	YES	NO
Class B Membership Units	20,000	0	NO	NO

Class A Membership Units and Class B Membership Units have the same percentage of economic interest in the Company, except that the Class A Membership Units have voting rights while Class B Membership Units have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of the Company or the composition of its Board of Directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the Issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the Company.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Membership Units with no voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the Issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the Company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the Issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a start-up company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial members, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of the Class B Membership Units

In this offering, the Class B Membership Units are evaluated by the **Discounted Cash Flow Method (DCFM)**. DCFM involves estimating the future cash flows of a business for a certain discrete period and discounting such cash flows to present value. Since cash flows are expected to continue beyond the discrete time period, a terminal value of the business is estimated and discounted to a present value. The discount rate reflects the risks inherent in the cash flows and the market rates of return available from alternative investments of similar type and quality as of the valuation date.

We believe that the use of a present value of future cash flows by applying DCFM is a fair and effective means of evaluating the Class B Membership Units of Wonder Wax Glam Studio LLC. We also believe that it is an appropriate valuation of a company given the capital structure and is commonly used by investors and analysts in the financial industry.

Valuation Model
The discounted cash flow formula is derived from the future value formula for calculating the time value of money and compounding returns.

$$DCF = \frac{CF_1}{(1+r)^1} + \frac{CF_2}{(1+r)^2} + \cdots + \frac{CF_n}{(1+r)^n}$$

where

- *DCF* is the discounted present value of the future cash flow (*CFn*)
- *CFn* is the nominal value of a cash flow amount in year n;
- *r* is the discount rate, which reflects the cost of capital plus the risk premium that the payment may not be received in full;
- *n* is the time in years before the future cash flow occurs.

Our assumptions:

We assume our Company will experience 4-stage growth periods, in which, the Company will have a higher sales and cost growth during the period between 2022 and 2024, as we will make extra promotional and marketing efforts to substantially increase sales. We expect during this period, the sales growth will be 45%. This is a reasonable and fair estimation as in the last fiscal year when we have achieved a sales growth of 115%, from $42,632 in 2020 to $91,839 in 2021.

As the Company grows bigger, we expect our sales growth will decline to 25% between 2025 and 2029 and to 15% in 2030-2033. And finally, when approaching the Terminal Period, our growth in sales and cost growth will both be consistent at 5%.

	Sales Growth	Cost Growth
Stage 0 (2022-2024)	45%	30%
Stage 1 (2025-2029)	25%	15%
Stage 2 (2030-2033)	15%	10%
Stage 3 (2034-2035)	5%	5%

Discount Rate: 10-year bond rate plus a risk premium at 10%

Discount Rate	
10-year Treasury Bond Rate	**3.3%**
Risk Premium	**10%**
Discount Rate	**13.3%**

Cash Flow Projection:



Cash Flow Projections

Year	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	Terminal Value
Projected FCF	7,895	11,406	22,287	39,790	56,214	77,716	105,711	141,990	188,816	223,652	271,531	327,307	392,203	411,813	432,404	5,503,319

Current Cash and Debt

Total Cash	135,000
Total Debt	0
Net Cash	135,000

Financial Ratios

Year	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Sales Yr change	-	45.00%	45.00%	45.00%	25.00%	25.00%	25.00%	25.00%	25.00%	15.00%	15.00%
Net inc Growth	-	44.46%	95.40%	78.53%	41.28%	38.25%	36.02%	34.32%	32.98%	18.45%	21.41%
Operating margin	76.5%	76.5%	76.5%	76.5%	76.5%	76.5%	76.5%	76.5%	76.5%	76.5%	76.5%
Profit margin	10.7%	10.7%	14.4%	17.8%	20.1%	22.2%	24.2%	26.0%	27.6%	28.5%	30.0%
Return on asset	7%	10%	17%	25%	28%	25%	26%	27%	27%	26%	25%
Return on Com Equity	6%	9%	15%	21%	24%	21%	22%	23%	23%	22%	21%

Final Valuation of our Class B Membership Unit:

Valuation	
Pre-Money Valuation	1,784,244

Limitations and Difficulties in Valuation

Discounted Cash Flow Method is suitable only when a company has positive and predictable free cash flows. The above valuation of Wonder Wax Glam Studio LLC relies on the following inputs:
1) cash flows are generated as projected;
2) the sales and cost growth rates in 4-stage growth periods are achievable; and
3) correct estimation of the risk premium and discount rate.

Each of these inputs becomes a challenge to estimate and as a result, investors MUST ONLY treat the above valuation and cash flow projection as reference only as we did not obtain an independent appraisal opinion on the valuation of the Membership Units. The Membership Units to be sold in this Offering may have a value significantly less than the offering price and there is no guarantee that the Units will ever attain a value equal to or greater than the offering price.

Methods for how the issuer may value the securities in the future:
As the Board of Directors of the Company believes Discounted Cash Flow Method is a widely adopted valuation method, the Company will continue to apply this method for future valuation of any securities to be issued in the future.

22. What are the risks to Purchasers of the securities relating to minority ownership in the Issuer?
- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider wrong and puts Purchasers' interests in the Issuer at risk.
- Although, as Class B Membership Units holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even

though the price of sale is below its fair market valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

- Since the securities in this offering are not publicly-traded and are subject to restrictions on resale or transfer, including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore, they are not entitled to exert influence in the affairs of the Company or the composition of its Board of Directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the Issuer.

23. What are the risks to Purchasers associated with corporate actions:

a. Additional Issuances of Securities

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the Issuer.

b. Issuer Repurchases of Securities

The Issuer could be authorized to repurchase the Company's issued securities subject to the approval by the Company's Board of Directors. Purchasers of the securities may not impede the Issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than Company's business value or its fair market valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer

Although as Class B Membership Unit owners, such owners would be entitled to a share of any proceeds from a sale of the entire business, the Membership Unit owners may not veto the sale even though the price of sale may be below its fair market valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties

Transactions with related parties are transactions between the Issuer or any of its subsidiaries and an affiliated person. These transactions include both capital and revenue transactions. They may be one-off transactions or continuing transactions. Membership Unit minority owners should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

The Issuer has no material terms of indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

The Issuer has no exempt offerings conducted within the past three years.

26. Was or is the Issuer or any entities controlled by or under common control with the Issuer a party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five (5%) percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

     a.   **any director or officer of the Issuer;**

     b.   **any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;**

     c.   **if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or**

     d.   **any immediate family member of any of the foregoing persons.**

NOT APPLICABLE

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history?

Wonder Wax Glam Studio LLC was incorporated on April 11, 2020, and began operations on such date and has been in continuous operation since the date of inception..

28. Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Results of Operation in 2021

Wonder Wax Glam Studio LLC is an eco-friendly Beauty Studio specializing in Full-Body Waxing, Spray Tans, and Cosmetic applications.

2021 resulted in a successful year in the Company's short history. For the year ended December 31, 2021, the Company recorded revenues of $91,839 (corresponding period in 2020: $42,632), 115% higher on a year-to-year basis. For the year ended December 31, 2021, the Company produced a net profit of $9,869, compared to a net loss of $9,253 in 2020. The net profit margin was 10.7% in 2021, which demonstrates that the business model is a proven business model ready for future development and growth.

Revenues

Revenues in 2021 were $91,839, a 115% growth increase compared to 2020.

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold

Our cost of goods sold consists primarily of expenses associated with material supplies, wages and labor cost.

Cost of goods sold in 2021 was $21,557, or 80.5% compared to $11,941 in 2020.

Operating Expenses

Total Expenses are the operating expenses, including advertising, rental costs, software charges.

Total operating expenses in 2021 were $60,413, increased 51.2% compared to $39,943 in 2020.

Net Income
Net income for the 12 months ended December 31, 2021, was $9,869.
Net loss for the 12 months ended December 31, 2020, was $9,253.

Cash flows
In 2021 the cash flow by operating activities was $13,950, versus a negative cash flow of $10,450 in 2020. The cash flow used by investing activities was $7,000 in 2021, versus $23,000 in 2020, which was due to lower cash used for the acquisition of property and equipment. Cash flow from financing activities was $0 in 2021 versus a positive cash flow of $40,000 in 2020. The positive financing cash flow in 2020 was due to the capital contribution by Tania Torres, the founder of Wonder Wax Glam Studio LLC. Wonder Wax Glam Studio LLC was formed in 2020.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $13,500 as of December 31, 2021, an increase of $6,950 from December 31, 2020. This increase primarily reflects cash generated from operations partially offset by cash used for property and equipment.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

Future business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development could require us to obtain additional financing.

Although the Company expects revenue growth in the coming years, investors should be aware that historical results and cash flows are not representative of the future.

The Company is seeking a minimum of $20,000 in this offering, which would improve the Company's liquidity and balance sheet, but these funds or any other additional funds are not necessary for the viability of the business in the next 12 months and we expect the Company's available cash together with the proceeds of the offering would be sufficient to finance its operations over the next 12 months.

The proceeds of this Offering will significantly improve our financial condition and liquidity, and should allow us to expand our business in the next years. We believe the proceeds of this Offering will not affect the basic viability of our business as we believe the cash generated from operations will be sufficient to finance ongoing operations.. Investors should be aware that our past financial performance is not representative of future business results.

We will primarily fund our operations and capital expenditure requirements from operating cash flows. We also expect to fund our operations from the proceeds of this Offering and any credit facilities available to us in the future.

According to the market situation, we may raise additional funds through public or private equity offerings or debt financings.

Outlook for 2022

We plan to rebrand and launch a new website by the end of Q3 2022 to support growth in customer traffic due to our increased marketing and promotional effort in the second half of 2022. If we raise more than $75,000 in this Offering, we will expand our corporate fleet to three additional Wonder Wax Glam service vehicles.

Roadmap / Future Plans

2020
- In-home services with rolling cart, travel bed, wax pot
- Website created
- Created social media handles with minimal content

2021
- Introduced outfitted Wonder Wax Glam truck
- Purchased brochures and business cards
- Added Brow Tinting
- Added Spray Tanning
- Started selling Gift Cards
- Increased social media presence

2022
- Rebranding
- New website launch - July
- Marketing campaign
- Corporate fleet (3-4 Wonder Wax Glam trucks)
- Launch of in-house app & web app
- Rewards program

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the Issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated Issuers) before the filing of this Offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?
No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No

(ii) places limitations on the activities, functions or operations of such person?
No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

NOT APPLICABLE

ONGOING REPORTING

32. The Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://wonderwaxglamstudio.com

The Issuer must continue to comply with the ongoing reporting requirements until:
   a.   the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the Issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the Issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Tania Torres

_____
[Signature Code: IwHuzgjXtzY3ZIaMIVPg1vyI4IMZu5aRZeSlYjSQUQYNBxxTpAJxcxI1mtcMwQjKO1aEEakqQ-tkGJyXctAU5Ul4tRDpH5U6AjtiLi0MUSpfnXbvfPVRJg]

Tania Torres

CEO

Wonder Wax Glam Studio LLC

Date: 3 Aug 2022

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

#Disrupter

Beauty
Innovation
Technology

1.0 Executive Summary

1.1 Problem

The beauty industry for body waxing, spray tanning and cosmetic make-overs is not accessible or convenient for most people. Many people simply don't have the time to travel for an on-site appointment, manage steep pricing points, compensate for the lack availability in their home area, or manage the struggle for a positive self-image against personal & social standards on their way to feeling better about themselves in every way.

It's time people to fit beauty into their schedule, and it's time people feel welcome to get improve their appearance and self-image, no matter their gender, sexual orientation, size, or natural look.

1.2 Solution

Welcome to the new beauty industry; the inclusive one that comes to you.

No driving, parking or waiting at the salon; Even the busiest executive, parent, working mom or dad, or anyone else in the American workforce deserves to put glam into their schedule.

Wonder Wax Glam Studio LLC's flagship beauty service, GlamTruck Warriors (GTW), is an Eco-Friendly Beauty Studio specializing in full Body Waxing, Spray Tans, and Make-up applications.

The private, personal safe space inside the GlamTrucks offers a unique experience for people of all ages, colors, sizes and genders.

Wonder Wax Glam Studio LLC's mission is to bring quality beauty services to every American home, workplace or event.

1.3 Target Market

Busy executives, parents, personal trainers, healthcare personnel, and most everyone else expect a mobile experience nowadays. With post-Covid pandemic lifestyle changes, customers expect a lot more privacy, flexibility and mobility for every transaction.

GTW is also targeting a unique niche for the non-conformers (LGBTQ, men, heavy/hairy individuals) looking to get waxed or tanned, without judgement.

GTW's "sweet spot" is ages 30-50, with an annual household income of $65K and above.

GlamTruck owners - targeting esthetician / cosmetologists / wax technicians / microbladers, ages 25-45, with an existing customer base, and the ability to invest in a new business at least $28K. Wonder Wax Glam Studio LLC will offer a special financial discount for people with special circumstances (single parents, veterans)

1.4 Competition

The market is dominated by old-fashioned salons, offering quick assembly-line style beauty services. Those tend to be quicker but also have a high turnover of both customers and providers.
New business models have been offering at-home services since the pandemic, but require accommodations for a bed and/or other equipment in the house. This makes it still inaccessible to many.

1.5 Milestones and Traction

We plan to rebrand and launch a new website by the end of Q3 2022 - to support growth in traffic due to our increased marketing and promotional effort in the second half of 2022. If we raise more than $75,000 in this Offering, we will expand our corporate fleet to 3-4 trucks.

During 2023, Wonder Wax Glam Studio LLC's goal is to train at least 10 new owners every quarter.

2.0 Product and services

2.1 Problem Worth Solving

We're conditioned to think "The beauty industry is for everyone", but is this true?
Beauty appointments take time - getting ready at home, getting dressed, driving, searching for parking, waiting in line… and we haven't even started yet.

The post-Covid pandemic lifestyle is changing all industries; People are expecting to spend a lot more time at home with their families. Customers are looking to fit errands, work, and studying into their daily schedule at home, not the other way around. For many, going into a salon once a month no longer fits into this schedule.

Looking closely, beauty is also inaccessible to many in terms of availability in the area, pricing, and personal & social standards.

To name a few, reported by GTW customers:
- A male customer usually doesn't feel comfortable walking into a salon full of women.
- The same goes for heavier people, very hairy customers (PCOS and other conditions), and people of color in some areas.
- Many LGBTQ+ community members still receive the "social stare" every time they walk into a spa.
- People delay their first time over and over again before going into a salon, or never going in, because they don't know what to expect and don't feel comfortable confronting this experience in the company of other strangers.

The other side of the problem is the providers' glass ceiling. As an esthetician, leaving a position within an established salon is a high-risk move, with a low ROI in most cases.
- Servicing customers as self-employed requires providers to spend most of their time managing & marketing the small business instead of doing what they love: beauty.
- Opening a brick & mortar beauty business is extremely expensive, mostly due to the high buy-in costs and the initial investment to design, build and equip the space.

2.2 Our Solution

The GlamTruck™ by Glam Truck Warriors brings beauty to you, wherever you are, in a safe space that leaves the mess outside of your house. Getting a wax or a tan doesn't need to take longer than the appointment slot; Walk out, get in & get that glam on in no time.

While in-house services already exist in the beauty industry, the operation is usually cumbersome, and the accommodations needed on the customers' end (have a room for the bed, clean up before and after, keep pets away) - make it inaccessible to many.

Having a truck come to you is the perfect solution for:
- Busy people, especially in this post-covid lifestyle, love the idea of a mobile salon that can visit their driveway on demand, whenever they need it.
- First-timers and the younger crowd are having an easier time getting started, knowing the experience will be intimate and less intimidating than a busy salon.
- Customers living in spread-out suburbs can get rare beauty services even if a beautician is not available in their immediate area.
- Men looking for a safe, inviting environment - where they can feel included from the start, and not an after-though.
- Customers who were shamed or bullied in the past for their body and/or choices.
  In the privacy of the truck, serving one person at a time, customers feel safe and comfortable being who they are and getting that glam on.
- Perfect solution for parties and beauty events
- Having at-home services saves time for families with multiple members receiving treatments. No time lost while another member is on the truck because they can continue their daily activities before and after.

For potential GlamTruck owners, we are offering a unique business opportunity with a low buy-in and initial investment and a strong branding backup to support owners throughout their journey.

Saving brick and mortar costs allows GlamTruck owners to deliver an exceptional experience while keeping service pricing affordable and competitive. Even for states that require a physical location, GTS will provide options to operate under the GTW umbrella.

2.3 Validation of Problem and Solution

Glam Truck Warriors' solution was built and improved by Tania Torres and her customers as a team.

With every improvement, Tania went back to her customers to validate, verify, and reiterate.

During the pandemic, many turned to self-waxing products in lieu of their usual solutions, bringing the waxing industry to an all-time-high of $9.8B. Post-Covid, many still prefer a personal experience over a busy salon, and many others no longer find the time for a salon visit once a month.

Joanna is a 36 year old single mom to a special needs 7 year old. *"I have about 10 minutes every morning before Ethan wakes up, and an hour or so in the evening after he's going to sleep"*, she shares, *"The rest of the time Ethan needs 24/7 supervision and I never let him out of my sight.
I drop him off at school on my way to work, and when I get back he's already waiting for me by his babysitter".*

"Once a week, Ethan has a speech lesson, which is the only time I have for myself. I could never fit in a beauty appointment on the other side of town at that time. If not for Glam Truck Warriors I'd never get to pamper myself because I simply don't have the time".

While Joanna's inspiring story is a bit extreme, the Glam Truck Warriors approach and business model speak to many. During the past two years, the demand grew by 10% monthly, nearing capacity for the current operation at this point.

Tania started working in the industry in a national franchise, then she transitioned into a rental space, then in-home service. When Tania added the mobility part to the business it BOOMED and she increased sales by 62% within the first year.

2.4 Product Overview

The promise of GTW is built on three main product pillars:

- **The Availability**
  Bringing beauty to your doorstep in a private space eliminates many obstacles in the customer's journey, and cuts the duration of the errand in half.

  To achieve that, GlamTruck owners use custom-outfitted vans, traveling to meet customers all over their service area.

  Using a Ford Transit XL as a base, GlamTrucks are equipped with custom adjustments:

  - A treatment bed/table.
  - A back bar station; portable water connection, a sink, electricity, storage, and a countertop.
  - Privacy Partition
  - Led Lighting
  - Mirrors
  - Heated flooring

- Bluetooth Sound System

- **The Service**
Making the services about the customer's choices rather than "beauty standards", never pushing unsolicited advice, and focusing on the customer's confidence.

Developed and improved by Tania with customers, and practiced daily by Tania - GTW's approach is winning the trust and loyalty of customers, one strip at a time.

GTW's goal is to train all service providers to treat every customer with respect to their unique needs.

Currently offering waxing and sunless tanning services - both are very intimate experiences, and as such, should not be treated lightly.

The need to expose your body in front of a stranger (before it looks the way you want it to look!) GlamTruck owners earn this trust by providing a real safe space for each customer to be who they are at the moment.

Tania's proprietary application technique and unique breathing method also help to minimize discomfort associated with waxing all areas of the body, especially intimate body parts.

- **The Technology**
Currently powered by Daysmart beauty CRM, customers can expect a fully automated experience from booking to completion. Operators can easily manage everything on Daysmart, with dedicated account management and support for each GlamTruck owner.

Wonder Wax Glam Studio LLC is currently working on developing an in-house platform to tackle all needs on both sides of the business and automate the process to save time. The Glam Truck Warriors platform will support the various needs of customers, GlamTruck owners, back-office admins, and area managers.

In addition to the GTW platform, Wonder Wax Glam Studio LLC is working on developing live demos for customers to try tanning online. Customers will be able to try on multiple tanning shades until they reach their desired color.

Assistive technology will help customers find the perfect match for all lighting options, and suggest shades based on personal settings like the tanning purpose, location, season, and even clothing colors. Virtual brow wax simulator, and a sensory experience fully controlled by the customers.

2.5 Competition

The current market is divided between two main channels: the old-fashioned salons, and modern entrepreneurship ventures presenting a variety of solutions.

The mature business ventures

Trying to solve the same problem, save time for the customers, and provide an experience, traditional salons (like European Wax Center, Salon Lofts, Waxing The city, etc) invest a large sum of their initial buy-in and ongoing profits in the physical amenities, design, and maintenance.

To save time for customers, they use an 'assembly line' approach where multiple rooms are active simultaneously, with 15 minutes appointment slots.

This method creates a quick service option, but also a high turnover both for customers and providers because of the "cold" experience, affecting retention and growth within the existing consumer base.
For new owners - the buy-in usually requires $500K-$900K to get started, which makes it inaccessible to most professionals currently working in the industry.

The new entrepreneurial ventures

Exploring the beauty industry from modern angles, services like Soothe.com, and MySpa2Go - are trying to solve the same problem by providing a variety of beauty services at the customer's home.

Soothe.com is a marketplace platform, merely connecting individuals with local massage professionals, and working on offering additional services as well. Some local waxing / tanning professionals are hustling a location-less business on their own as well.

None of the existing modern ventures has passed the introduction lifecycle, created a scalable business model, or offers a solution for space limitations like GTW is offering.

Looking at the various services offered by competitors, GTW will focus on the opportunity zones (in green) while having the tanning services as an add-on service, shifting marketing efforts to the majority of beauty services where mobile conceptas do not yet exist.

What	D	Ind
Waxing	3	7
Tanning	5	1
Microblading	2	0
Permanent makeup	0	1
Facials	2	4
Nails	1	0
Laser hair removal	0	0
Fillers / Botox	0	1
Cellulite reduction	0	1
Tinting (eyelashes/eyebrows)	0	2
Brow lamination	0	2
Eyelash lifting	0	1
Eyelash extension	1	0
Massage	2	1
Hair styling	1	0
Makeup	1	0
Haircut	1	0

GTW offers a Beauty safe space that comes to you, wherever you are.
The initial buy-in and maintenance costs for the space are significantly lower than brick & mortar businesses, and the main focus is on the personal touch of the service, and the digital experience from beginning to end.

2.6 Roadmap/Future Plans

2020
- In-home services with rolling cart, travel bed, wax pot
- Website created
- Created social media handles with minimal content

2021
- Introduced outfitted truck
- Purchased brochures and business cards
- Added Brow Tinting
- Added Spray Tanning
- Started selling Gift Cards
- Increased social media presence

2022
- Rebranding
- New website launch - July
- Marketing Campaign
- Corporate fleet (3-4 trucks)
- Launch of in-house app & web app
- Rewards program

2023
- Additional services offered
- 40 new truck owners
- Retail products and apparel
- Revamp trucks to support technology

Long term:
- New models of the truck to accommodate growing service portfolio.
- Brick & mortar by the HQ for states that require a physical location.
  This will solve the problem for GlamTruck owners, and allow them to operate under the HQ in autonomy, without the "non-related" overhead costs.

3.0 Market Analysis

3.1 Market Segmentation

As a marketplace, GTW is addressing two separate markets:

- **The users**
  Everyday customers seeking beauty appointments with Glam Truck Warriors.
  Summertime is the busy season for waxing, though in sunny states summertime is most of the time.

  Target market segment:

Executives, moms, super busy people =
Users who feel less socially accepted in beauty salons - heavyweight, LGBTQ, very hairy, men, or just first-timers.
Ages 30-45 are GTW prime demographic in the current operational region.
Household income of $75K+

- **The providers**
  Future GlamTruck owners, looking to start their own venture.

  Target market segment:

  Estheticians, cosmetologists, and other beauty licensed professionals, ages 25-45, with an existing customer base
  Sunny states will be a better target for opening a GlamTruck business.
  Low regulation states: AZ, CO, CT, DE, IL, IN, ME, NV, OK , AK.

3.2 Market needs

During the two years of the global pandemic, the world has changed forever. We all learned how to work again, how to shop for food and how to go to restaurants (or not). We all got to spend a lot more time with families (and the majority of us actually liked it) and more than anything - grasp everything we were missing out before.

With technology making almost everything possible, and the increasing amount of services you can deliver to your doorstep - the beauty industry is one of the biggest untapped mobile markets in the U.S. right now.

Unlike traditional salons, joining WWG as a GlamTruck operator does not require over $500K funds available, making this business opportunity accessible to many more individuals.
Part of WWG's long-term goals includes providing funding assistance to individuals, based on financial and personal requirements.

3.2.1 Market trends

Post covid lifestyle has brought a completely different time setup for many. Time management nowadays includes a majority of deliveries and at-home services. Customers expect everything to happen in an instant, and to spend little to no time waiting for their service / product. Yet, most of them would prefer stepping into an accommodated van, than having someone come into their home and set up a station for this service.

Starting with a salon on her own, then offering at-home services, Tania learned a lot about the market from customers' requests and from observing the experience with every appointment. As soon as the van was introduced - sales started booming, currently peaking at 65% growth.

In addition to the changing priorities in time management, there's the increasing social aspect and inclusivity. Ever since GTW started operating with the GlamTruck business model, there has been a steady increase in bookings by people who were previously outcast elsewhere.

Targeting men who wax (39% in men under 30) LGBTQ+ community members (1 in 6 young adults) and heavier / hairy people, our providers' motto is to provide a safe space and full support. **"We create**

confidence, not complexes' ' is not just something GTW on t-shirts, it's the core service of the GlamTrucks and what makes GTW so successful.

3.2.2 Market growth

The beauty industry is worth **$532 billion with an upward trajectory**, hair & skin care dominating a market share of over 60%.



$2 Billion is spent in the U.S. alone on hair removal, annually, with 6.97% of Americans who get waxed four or more times per year. The waxing market size in the U.S. is [expected to reach $18.9M annually by 2026](#), and you might be surprised to learn that **men spend $1 billion annually** on hair removal.
The global hair removal wax market is expected to Reach **$16.9 Billion** by 2027, after soaring to $9.8B during the pandemic.

3.3 Future markets

Looking into permanent makeup ([$30B annually by 2026](#)) and botox and fillers ([$27.7B annually by 2028](#)) just to name two options, the GlamTrucks can provide a variety of services on top of waxing and tanning. The current build of the truck can accommodate these services too.

Numerous beauty services can be conducted within the physical constraints of the GlamTrucks while still providing quality service and a top-notch experience.

The United States is just the beginning; GTW is already building the basis for franchising and automating growth with new GlamTruck owners outside the U.S., especially in warm countries like Spain, Italy, Greece, and Israel.

3.4 Potential competition

Aside from the existing direct mature competitors, a few indirect competitors might take a turn towards WWG's target market.

Currently, Soothe.com for example is targeting an entirely different audience, but a change in direction might position them as a direct competitor even as a more traditional marketplace.

To mitigate this risk, GTW is focusing on establishing the brand and service standards, positioning the brand further away from traditional marketplaces.

Alternatively, if any of the mature, old-fashioned salons decide to mobilize their entire business, having hundreds of locations offering local services all over the country will turn into direct competition in those areas.

To combat this possible competition, GTW is training the providers and associates to provide a unique service, supported by tech. Combining technology with an intimate experience, the GTW proprietary waxing technique and quality products, create the brand and build loyalty.
As a provider, investing time and efforts in a franchise will never get you to your own business, but GTW is built for quick individual success. With minimal investment ahead of time.

And finally, if any company will come up with a new solution for self-waxing at home, to mimic the comfort, quality, and intimacy of a salon service without the service provider - this will be a game-changer in the industry, and a direct competition.
This is an angle GTW is looking to tackle with a line of physical products for sale, as a cohesive part of the brand and experience.

3.5 Competitive advantage

Building the GTW experience on the three pillars of availability, service, and technology - is positioning the brand at a new level of marketplace platforms.

Unlike a traditional marketplace where all are welcome to conduct their business as they see fit, and unlike a traditional salon / spa franchise where all is decided and enforced by the HQ - the WWG solution offers a unique combination between the two.
With GTW you get to set your own schedule and work as an independent, flexible self-employed contractor, while still receiving all the benefits from GTW's HQ like full training, branding kits, free marketing, web & SEO presence, operations support, and back-office assistance.

4.0 Marketing and Sales

4.1 Marketing plan

Currently, Wonder Wax Glam Studio LLC is investing in minimal advertising, where most of the leads are generated through social media and word of mouth. Going forward, here's how Wonder Wax Glam Studio LLC is planning on increasing demand and penetrating a new market:

Marketing goals & KPIs:

- At least 10 GlamTruck sign-ups
- Increase Services per ticket
- Add Product per ticket
- Add retail per ticket

Printed brochures

With extremely low printing costs and maximum local reach, brochures offering a discount for your first appointment proved to have the best ROI for GlamTruck owners. These brochures, containing unique QR codes, are handed out in shopping areas or delivered to homes.

Marketing stats:

- ROI of 1 to 16
- Cost Per Lead: $6.40
- Recommended distribution QTY per quarter: 4,000 monthly to get 250 leads
- Conversion rate: 30%-40% of leads
  Acquisition cost: $21.33

Referral program

Being in the business of intimate experiences, a warm recommendation from a friend is worth more than anything. Implementing an extensive referral program - both for customers and new GlamTruck owners will become one of GTW marketing pillars in the coming quarters.

Marketing stats for the referral program:

- Increase referrals QTY by 1% monthly
- Customer LTV: $8,250
- Customers get a free service for referring a friend
- Acquisition cost: $25 (0.05%)

SEO

Starting with a completely new website, Wonder Wax Glam Studio LLC's main marketing goal for 2022 is to focus on local SEO in the relevant areas and start building the national scale to be ready to launch and help local GlamTruck owners get started and grow their business.

Using a combination of an ongoing stream of content, targeted adwords and press, getting to the first SERP in the relevant service areas, especially for tanning services, is one of GTW's main KPIs.

Marketing goals & KPIs:

- Increase brand visibility in the service areas by 1%+ every month
- CTR > 5%
- Search conversion > 2%

4.2 Sales

In 2022, GTW is expecting to service close to 2,500 customers, using only 1 truck.
with 3 additional trucks to be added during Q4, Wonder Wax Glam Studio LLC will be able to serve close to 3,500.

During 2023 - 2024, Wonder Wax Glam Studio LLC will focus on increasing the number of trucks on the road, and reaching new communities throughout the east coast.

With 20 more trucks added each year, by 2025 Wonder Wax Glam Studio LLC will service 342K customers annually.

With an average ticket of $75, that's $26.6M ARR.

GTW sales KPIs are:

- Avg $$ per hour
- QTY of people per stop
- # Of Services/person
- Service $/ticket
- Rebooking before checking out
- New clients per month
- Retail Qty per ticket
- Retail total per ticket

Service cost and profits:

Service	Price	Products cost	Time estimate	Net profit
Facial wax	$20	4.20	15 minutes	$15.8
Body wax	$35-$50	5.15	15- 30 minutes	$29.85-$44.85
Tanning	$50-60	4.60	20 minutes	$45.40- $55.40

4.3 Location and facilities

GTS business model is based on the GlamTrucks - A Ford Transit XL as a base, with custom additions of a treatment bed/table and a back bar with portable water connection, a sink, electricity, storage, and a countertop.

The initial purchase of a new (or slightly used) Ford Transit XL van can vary between $25K - $45K. The custom fitting inside the van costs $22K ($7k parts, $15K labor) and initially took almost 3 months to complete.
For an easily scalable operation, GTW is currently negotiating an agreement with Ford USA to lower these costs and shorten the delivery time for the custom-fitted vans.

4.4 Technology

Providing an easy booking process online for appointments, helpful tools to try tanning shades on in different light settings, and comparing costs between local options - will help earn customers' trust and increase sales.

Supporting GlamTruck owners with a custom platform to manage their new business, providing training and ongoing support, powering the referral program, and partnering up with local strategic entities through the platform - will help new business owners succeed with GTW.

For customers and operators
- Booking and managing appointments

- Purchasing gift cards and memberships
- Retail: waxing, apparel, swag
- Personalization of waxing and tanning options

For operators
- Public profile: a personal web presence backed up by GTW
- Managing service areas
- Route optimization to save time and gas
- Appointment suggestions to customers based on future planned routes and past services.
- Extensive reports and insights to help operators improve their service and income.
- Routing
- KPIs & reports

For back office & area managers
- Aggregated reports and insights (operations, financial, etc)
- Regulations monitoring
- Territory management
- Add/edit services

4.5 Equipment and tools

Every GlamTruck owner needs to get a valid van to conduct their services in, and have it outfitted by GTW.

In addition, GlamTruck owners should purchase apparel for themselves and their employees, and wear the branded hoodie / t-shirt whenever they service customers.

The first purchase of products should last for 3 months:

DESCRIPTION	UNIT	QTY	VALUE
6 Inch tongue depressors	box 1000 ct	12	$211.20
Popsicle Sticks	box 10000 ct	1	$62.05
Drape sheets	box 50ct	3	$91.74
Large Mixing Sticks	Package 200	1	$18.72
Wax Bag	2.5 lbs	0	$0.00
Wax Bag	22lbs	4	$863.28
Trash Bags	box 110	1	$17.63
Queen Helene Cocoa Butter Lotion	2 pack	1	$12.48
Luster's Pink Glosser with shea butter	bottle	1	$12.25
Dr. Bump Ingrown Hair spray	bottle	1	$9.90
Lash Wand	Package 200	1	$6.99
Nitrile Gloves Small	box	6	$80.94
Cotton Rounds	pack 600	1	$16.99
Brow Scissors	individual	1	$11.79
Hand Mirror	individual	1	$5.00
Under eye patches	Pack 30	1	$10.99
Refectocil Brow Tint Light Brown	tube	1	$11.00
Refectocil Brow tint Dark Brown	tube	1	$11.00
Disposable headband	pack 100	1	$24.00
Q tip	pack 1000	1	$9.42
Tint applicator brushes	2 pack	1	$8.99

Cetaphil Cleanser	bottle	1	$9.50
Alcohol bottle	bottle	1	$2.49
Brow measurement string	pack	1	$7.97
Revlon Slanted Tweezers	individual	3	$24.36
Olive Oil Brow Gel	bottle	1	$10.66
Baby Powder	bottle	1	$4.29
Viva Paper Towels	case 6	1	$32.99
Box of Tissues	case 12 boxes	1	$24.98
Brow Powder	individual	1	$5.00
Cleaning Wipes	individual	1	$9.40
Protective Bed cover	pack	1	$16.99
10 lb wax pot	box	1	$269.99
Hamper Seat	item	1	$50.00

5.0 Organization and management

5.1 Organizational structure

GTW is operating in a full start-up mode. Tania, the founder & CEO, is also in charge of operations, marketing, business development, sales, customer service, web development, and more…

Scaling up, GTS is partnering with an outsourced development team to build a quick no-code MVP app. GTW is still on the quest to partner up with a CTO to take over the technical part, and hire a marketing specialist, a sales specialist, and a CS specialist by the end of Q4 2022.

5.2 Founder & CEO

- **Tania Torres,** *CEO*
  Founder & CEO, handling business development and fundraising. Tania is a professional in the beauty industry for years, experienced with all forms of transactions as an employee of a brick & mortar spa, a co-founder in her own salon, a self employed esthetician servicing customers at their home - and now, with the truck.
  Obsessing over customers' feedback and desires, Tania created a super successful business model for the future of beauty salons, and with a whopping 62% growth she's now on a quest to

5.3 Consultancy and Advisory Team

Consultancy Team

- **Liv Lewis,** *Beauty Marketing & Brand Expert*
  Liv Lewis is an award-winning communications strategist, integrated marketing expert, and pop-culture savant. With over a decade of agency and entrepreneurial experience, she has worked on some of the world's most compelling brands.

  Lewis has a proven track record in successfully developing strategic and robust influencer programs that deliver on business objectives. She has a knack for resonant strategies and creative executions that "stick." She brings this quality to mature categories and start-ups alike. She has the ability to dive deep into a brand's purpose and pull out the promotional a-ha that gets people talking.

In 2019 she was recognized as one of PRNEWS' 2019 Top Women in PR, an industry "Rock Star" by Ad Club of NY and is a regular speaker and panelist on the topic of multicultural marketing.

- **Ruthy Lichtenstein,** *Product Lead*
  With extensive design experience, and a customer-first approach, Ruthy Lichtenstein is leading the creation of at-home experiences for the past few years.
  Ruthy won IBM Call for Code EU 2020 out of 80K submissions with her team's design for a solution to modern loneliness. Creating meaningful relationships and helping people accomplish their goals and reach full potential is what's driving Ruthy to design engaging touch points across multiple devices.

Advisory Team:

- **Nausil Zaheer,** *Founder @ Karma Organic Spa*
  Zaheer trained at the Lia Schorr Institute in New York and became a celebrity manicurist working on various types of photoshoots and commercial print advertisements.

  Karma Organic Spa, the final product of Zaheer's vision and innovation, is the only known all-natural nail spa in the state. The environmentally-conscious and trend-focused consumers are catered to, but the average client will find that Karma provides great treatments with top-end products at reasonable prices.

  Zaheer himself has an engaging, tireless personality, making every woman, teenager, and man feel comfortable and at home while in the spa.

- **Heidi Castrillon,** *President of The Hudson County Latin American Chamber of Commerce*
  Heidi Castrillon is a journalist, communicator, and businesswoman of Peruvian origin. She has lived in the United States for more than 20 years, during which time she has stood out as a journalist specialized in foreign trade and, in addition, as a promoter of important business, social and cultural events in New Jersey, New York and Washington DC.
  She is the CEO of Biz Republic communication platform, and since 2008, she has supported Latino entrepreneurship in the United States. She has received the Outstanding Latina Women 2015 award, granted by the Diario of New York, In 2015, she also received a motion of greeting from the Congress of the Republic of Peru, for being a Peruvian and an outstanding Latin woman in New York City.

  She is currently a member of the SCORE Outreach Committee, an organization that fosters vibrant small business communities through mentorship and education.
  She also has served on the board of the Indian American International Chamber of Commerce.
  She is a member of the Governor's Council on Mental Health Stigma.

- **Vince Vicari**, *Regional Director of the New Jersey Small Business Development Center in Bergen County New Jersey.*
  Vincent J. Vicari is a Bergen County native who joined the NJSBDC network in 2008 after a successful and wide-ranging career in retail management, sales, food service, higher education and consulting.

icari has been recognized as a nationally leading professional figure in support of small business as a recipient of the America's Small Business Development Center "State Star" in 2017. In 2020, he received NJBIZ Magazine's ICON Award, which recognizes New Jersey business leaders over the age of 60 for their notable success and demonstration of strong leadership both within and outside of their chosen field.

Vicari is a member of the Bergen County Workforce Development Board, he is an awarding winning published author, serves on the Advisory Board of the Anisfield School of Business, is a member of the Education and Workforce Development Committee of the New Jersey Business and Industry Association, and previously served as the Chairman of the Board of the Gold Coast Regional Chamber of Commerce.

- **Larry Whiteside Jr.** *Cybersecurity Thought Leader, CSO @ Women's Care Enterprises*
  Larry Whiteside Jr. is a veteran CISO, CSO, CTO, former USAF Officer, and thought leader in the Cybersecurity field. He has 25+ years experience in building and running cybersecurity programs,currently the Chief Security Officer for Women's Care Enterprises, a leading women's health platform dedicated to providing the highest quality obstetrics, gynecology, and fertility care for its patients.

  Larry is also the Co-Founder, President, and on the Board of Directors at Cyversity, a 501(c)3 non-profit association that is dedicated to increasing the number of minorities and women in the cybersecurity career field through providing workforce development that includes skills assessment, training, education, mentorship, and opportunity.

- **Jose Ramirez, Business Banker and Insurance Agent. Women-owned business advocate.**
  Jose has been in corporate sales for 30+ years. The knowledge and experience that he acquired provides him the tools and resources to build long-lasting, meaningful relationships with clients. In time those relationships have turned into partnerships as well as friendships as he works alongside communities.

  Jose is an advocate for women owned businesses and creates opportunities for women business owners to thrive in this current market. His support is significantly impactful within the Latin American community.

5.3 Future Management Team

Customer success specialist
To handle customer care and assist new GlamTruck owners with their onboarding and ongoing needs.

Sales & partnerships specialist
To facilitate sales strategy, reach out to potential business partners to create new revenue streams, and set up the sales culture of WWG.

CTO
Starting with no-code MVP the need is not an urgent one, but the position should be filled ideally within 12 months for smooth scaling.
The CTO should be in charge of bringing dev in-house, and setting up the team & dev culture.

5.4 Personnel plan

It is important to stress that the following positions might be fulfilled as part-time and/or 1099 contractors, increasing reach and responsibility with time.

- Customer success
  Senior CS specialist
  Junior CS specialist

- Marketing
  Marketing strategist
  Marketing intern / junior

- Product
  Product manager
  Senior designer
  Junior designer / Research focus

- Development
  Senior developer
  2 mid-level developers

- Finance
  Accountant / CFO
  Controller / bookkeeper

5.5 Company history and ownership

When Tania, Founder & CEO of Wonder Wax Glam Studio LLC, lost her source of income at the beginning of the pandemic, she had to do something. "I had to provide for my daughter", she explains, "this is my ultimate drive and motivation. I need to be able to sustain us for the long run without being dependent on others".

This motto is what's driving the business model and growth for GTW, focusing on making this unique business opportunity available for all, while providing an exceptional experience for customers of all ages.

5.6 Milestones

- Launching a crowdfunding campaign to raise up to 500K
- Acquiring 3 more vans for the HQ fleet by the end of 2022
- Training at least 20 new GlamTruck owners by the end of 2022
- Hiring: Development, Sales, CS, Product, Finance, Ops…
- Training 10 new GlamTruck owners every Q in 2023
- Technology improvements - launch of version 2.0

5.7 Key metrics

	Goal	Signals	Metrics
Happiness	**Customers are happy with the providers**	High ratings / reviews on Google / other	> 4.5 stars
Happiness	**Customers are happy with the brand overall**	High NPS score	> 65
Happiness	**Truck owners are happy with the HQ support**	High internal NPS	> 65
Happiness	**Customers refer friends**	Referrals qty monthly	> 10%
Engagement	**Customers are engaged with the brand messaging**	Social engagement with posts, reels, stories	> 10%
Engagement	**Truck owners training and improving monthly**	Session attendance / watching content after	> 40%
Adoption	**Customers join the referral program**	Monthly signups among new customers	> 10%
Adoption	**New customers sign up**	Daily signups	> 5
Retention	**Customer come back for monthly sessions**	Monthly membership / recurring purchase	> 15%
Task success	**Customers are able to book sessions on their own**	Booking success rate	> 95%
Task success	**GlamTruck owners are able to get started with WWG**	Completion of onboarding	> 75%

Appendix B - RISK FACTORS

> *Potential investors should carefully consider all of the information set out in this Offering Statement and, in particular, should consider the following risks and special considerations associated with an investment in the Company before making any investment decision in relation to the Company.*

Reliance on Tania Torres

The Company's success is, to a considerable extent, attributable to its key executives, in particular the expertise and experience of Tania Torres. Tania Torres has leveraged her connection with the media and public recognition of her performing career to build up strong market recognition of the Company. Should Tania Torres cease to be involved in the Company's operations, the Company's profitability may be adversely affected.

Trade or service marks

The Company has not yet registered or applied for registration for trademarks "**Wonder Wax Glam Studio**" or **"GlamTruck Warriors"** in the USA. Therefore the Company's image and profitability may be adversely affected if there is any infringement of the Company's trademarks and service marks of Wonder Wax Glam Studio or if the Company is unable to obtain registrations for Wonder Wax Glam Studio trademarks.

Proceeds from this Offering may not be sufficient to finance the whole business plan

The proceeds from this securities offering are intended to be applied to finance the implementation of the business plan as described in Appendix A "BUSINESS AND ANTICIPATED BUSINESS PLAN". However, the amount raised in this Offering may not be sufficient to finance the whole business plan. The Board of Directors is aware of this deficiency and intends to meet the remaining funding requirement through other sources of financing. However, there is no assurance that additional funding will be met as intended and in that event, the Directors may need to reallocate the application of net proceeds from this Offering or revise the business plan so long as the Directors consider the decision is in the best interest of the Investors as a whole.

Limited operating history

The Company's body waxing and spray tan business commenced in April 2020 and accordingly, has a limited operating history upon which its performance may be evaluated. The Company may not be able to implement the Company's business model and strategy successfully or to modify the model and strategy according to changing industry conditions and competitive environment. There is no assurance that the Company will be successful in meeting these challenges in the future. In the event that the Company is unable to do so, its business, operations and financial performance will be materially adversely affected.

Our historical financial and operating results are not indicative of future performance.

Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

Ability to expand into new markets in different states
The growth of the Company will be dependent upon, among other things, the Company's ability to analyse correctly the market conditions, adapt to the business environment in different states and conclude successful negotiations with potential business partners. If the Company fails to adapt to the business environment and conditions of markets in different states or there are any unexpected changes in regulatory requirements in any states, the operations and financial performance of the Company will be materially adversely affected.

Uncertainty over market acceptance for the Company's products and services
The future of the Company's business will depend on the continuing success in achieving such market acceptance for its existing products and services and the introduction of new products and services in the new markets. If the Company fails to achieve such market acceptance for the Company's products and services, the Company's operations and financial performance will be materially adversely affected.

Inability to effectively manage its growth
With the implementation of the Company's business plans, the Board of Directors expects that there will be a period of rapid growth in the future which could place a significant strain on the Company's managerial, operational and financial resources. To accommodate this growth, the Company must implement new or upgrade operational and financial systems, procedures and controls. The Company may not succeed despite making such efforts and such failure to effectively manage its expansion could cause its expenses to increase and its revenues to decline or grow more slowly than expected, and could otherwise have a material adverse effect on its business, and financial condition and results of operations.

Reliance on certain key executives and personnel
The performance of the Company and implementation of the Company's business plans depend on, to a significant extent, the continuous service and performance of its senior executives to be hired in the future. The loss of the services of key personnel without immediate and adequate replacements or the inability to recruit new qualified personnel could have a material adverse effect on the Company.

Sustainability of net profit margin of the Company
For the year ended December 31, 2021, the net profit margin of the Company was 10.7%. However, without the assurance that the profit margin for services or the increase in sales of body waxing and spray tan services could be sustained, the profitability of the Company may be adversely affected.

Limited product liability risk
It is possible that the Company may face claims of liability arising from the alleged harmful effects of consumption or use of our services. The Company does not maintain any insurance against liability for services provided by the Company. Although the Company has not experienced any liability claim since the commencement of business and up to the draft of this Offering Statement,

there is no assurance that any product liability claim brought against the Company in the future in respect of any of its services would not have any adverse effect on the operations or the financial conditions of the Company or its occurrence would not damage the Company's reputation.

Ability to develop its brand

The Company perceives that brand recognition is one of the key factors determining the ability of the Company to expand its customer base and increase its market share in its target markets. The Company may not be able to formulate and implement optimal strategies to promote its brand name in these markets. In addition, there is no assurance that the Company can always maintain the quality of its products and services. In the event that the Company fails to promote and enhance its brand name or spends sufficient resources for such purpose, the Company's business and operating results will be materially adversely affected.

We face increasing competition from our competitors

Body waxing and spray tan industry in the US is highly competitive, and we expect it to continue to become even more competitive. Our ability to compete against our competitors is, to a significant extent, dependent on our ability to distinguish our services from those of our competitors by providing high-quality services at reasonable prices that appeal to consumers' tastes and preferences. Some of our competitors may have been in business longer than we have, may have substantially greater financial and other resources than we have and may be better established in their markets.

Increased competition could result in price reduction, reduced profit margins and loss of market share, any of which could materially adversely affect its operating results. Competitors of the Company may be able to respond more rapidly to emerging new and innovative products and services and changes in consumer spending habits, or devote greater resources to the development, promotion and sale support of their products and services.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
WONDER WAX GLAM STUDIO LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Wonder Wax Glam Studio LLC, a company organized and existing under the laws of the State of New Jersey ("Wonder Wax Glam Studio" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Wonder Wax Glam Studio has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Membership Units of Wonder Wax Glam Studio (the "Units") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

1.1 Issue of the Units. Subject to the terms and conditions hereof, Wonder Wax Glam Studio hereby issues to the Subscriber, and the Subscriber hereby subscribes from Wonder Wax Glam Studio **[Shares Subscribed] Units**, at a Per Units Price equal to **$100.00** (the " Unit Price").

1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Wonder Wax Glam Studio as follows:

    (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Wonder Wax Glam Studio 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Wonder Wax Glam Studio and such decision is based upon a review of the Form C which has been filed by Wonder Wax Glam Studio with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Wonder Wax Glam Studio in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Wonder Wax Glam Studio;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Wonder Wax Glam Studio or the composition of its board of directors. The owners of the Units are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Wonder Wax Glam Studio;

d. Wonder Wax Glam Studio is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Wonder Wax Glam Studio from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Wonder Wax Glam Studio and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Wonder Wax Glam Studio in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Wonder Wax Glam Studio in connection therewith;

f. the Subscriber acknowledges that Wonder Wax Glam Studio has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Wonder Wax Glam Studio shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Wonder Wax Glam Studio is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Wonder Wax Glam Studio (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Wonder Wax Glam Studio is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Wonder Wax Glam Studio is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Wonder Wax Glam Studio and depends on the advice of its legal and financial advisors and agrees that Wonder Wax Glam Studio will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Wonder Wax Glam Studio; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Wonder Wax Glam Studio. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Wonder Wax Glam Studio and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Wonder Wax Glam Studio to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2023, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of New Jersey, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Wonder Wax Glam Studio shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Tania Torres

_____
Name: Tania Torres
Title: CEO
Wonder Wax Glam Studio LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

WONDER WAX GLAM STUDIO L.L.C.
Years Ended December 31, 2021 and 2020
With Independent Accountant's Review Report

WONDER WAX GLAM STUDIO L.L.C.	
Financial Statements	
Years Ended December 31, 2020 and 2021	

Contents

1

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
WONDER WAX GLAM STUDIO L.L.C.

I have reviewed the accompanying financial statements of Wonder Wax Glam Studio LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA

Philadelphia, Pennsylvania
Monday, March 28, 2022

2

WONDER WAX GLAM STUDIO L.L.C.

Balance sheet (Unaudited)

		December 31,		
		2021		**2020**
Assets				
Current assets:				
Cash and cash equivalents		13,500		6,550
Total current assets	$	**13,500**	$	**6,550**
Fixed Asset :				
Truck		30,000		**0**
Less : Accumulated Deprication		1,500		**0**
Net Asset	$	**28,500**	$	–
Advance for Truck Purchase	$	–	$	23,000
Deferred tax asset/(Liability) *(note 2)*		(296)		2,327
Total assets	$	**41,704**	$	**31,877**
Liabilities and Stockholders' Equity				
Current liabilities:				
Trade/Other payable	$	1,087	$	1,129
Total current liabilities	$	**1,087**	$	**1,129**
Long-term liabilities				
Loan/Notes Payable	$	–	$	–
Total long-term liabilities	$	–	$	–
Total liabilities	$	**1,087**	$	**1,129**
Equity :				
Paid in Capital	$	40,000	$	40,000
Retained Earnings/(deficit)	$	616	$	(9,253)
Total stockholders' Equity	$	**40,616**	$	**30,747**
Total liabilities and stockholders' Equity	$	**41,703**	$	**31,876**

See Independent Accountant's Review Report

WONDER WAX GLAM STUDIO L.L.C.

Statement of Operation (Unaudited)

		For the year Ended December 31,		
		2021		**2020**
Total Revenue	$	91,839	$	42,632
Direct Expenses				
Supplies	$	16,531	$	9,379
Wages/Labor	$	5,026	$	2,562
Total Direct Expenses	**$**	**21,557**	**$**	**11,941**
Gross Profit	$	70,282	$	30,691
Expenses:				
Advertising		2,550		3,625
Rent		13,500		10,125
Meals		12,807		7,191
Meetings		3,750		2,632
Accounting		4,521		3,250
Software charges		9,600		7,965
Repairs and Maintenance		1,541		-
Legal and Professional		1,800		1,500
Telephone		840		630
Insurance		1,031		-
Tax and License		500		500
Car Lease		-		2,400
Fuel and gas		3,850		2,452
Depreciation		1,500		-
Deferred Tax Expenses/(Income)		2,623		(2,327)
Total operating expenses	$	60,413	$	39,943
Operating Profir/(loss)	$	9,869	$	(9,253)
Interest		-		-
Net Profit/(loss)	**$**	**9,869**	**$**	**(9,253)**

See Independent Accountant's Review Report

WONDER WAX GLAM STUDIO L.L.C.

Property and Equipment (Unaudited)

Sl No.	Asset Description	Nos	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2020	Depreciation for the year	As on 31st Dec 2021	
1	2016 Ford Transit XL	1	60	SLM	12-Oct-21	30,000	-	1,500	1,500	28,500
	TOTAL					30,000	-	1,500	1,500	28,500

WONDER WAX GLAM STUDIO L.L.C.

Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock,	Retained Earnings /(Deficit)	Total Shareholders Equity
Balance at December 31, 2019	-	-	-
Common stock/Additional Paid in Capital	40,000	-	40,000
Less: Net Profit/(Loss)	-	(9,253)	(9,253)
Balance at December 31, 2020	**40,000**	**(9,253)**	**30,747**
Common stock/Additional Paid in Capital	-	-	-
Less: Net Profit/(Loss)	-	9,869	9,869
Balance at December 31, 2021	**$ 40,000**	**$ 616**	**$ 40,616**

See Independent Accountant's Review Report

WONDER WAX GLAM STUDIO L.L.C.

Statements of Cash Flows (Unaudited)

| | December 31, | |
	2021	2020
Operating activities		
Net income	9,869	(9,253)
Depreciation	1,500	-
Change in Deffered tax	2,623	(2,327)
Increase (decrease) in trades payables	(42)	1,129
Net cash generated/(used) by operating activities	**13,950**	**(10,450)**
Investing activities	-	-
Property and equipment	(7,000)	(23,000)
Net cash used in investing activities	(7,000)	(23,000)
Financing activities		
Net Proceeds from loan	-	-
Net Proceeds from capital contribution	-	40,000
Net cash provided by financing activities	-	**40,000**
Net (decrease) increase in cash and cash equivalents	6,950	6,550
Cash and cash equivalents at beginning of year	6,550	-
Cash and cash equivalents at end of year	$ 13,500	$ 6,550

See Independent Accountant's Review Report

Notes to Financial Statements December 31, 2021 *(unaudited)*

1. Business and Summary of Significant Accounting Policies
Description of Business and Basis of Presentation
WONDER WAX GLAM STUDIO L.L.C. ("the Company") is An Eco Friendly Beauty Studio specializing in full Body Waxing, Spray,Tans, and Make-up application. The company also sells Organic products to Accompany Services.
Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid- month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents
Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes
At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.

Following is the detail of tax asset:

Tax Year	Tax benefit/(Loss) - Corporate	Tax benefit - State	Tax Year benefit expires
2021	(2,623)	-	Indefinite
2020	2,327	-	Indefinite
Deferred Tax Asset/(Laibility)	**$ (296)**	**$** -	

3. Related party transactions
The company do not have any related party balances to report.

4. Common Stock
This is a sole member LLC for now entire voting power is vested with one owner Tannia Torres

5. Commitments and Contingencies
As of the date of issuance of financials, Mar 27, 2022, the company has no commitments or contingencies.

7. Subsequent Events
Management has evaluated subsequent events through Mar 27, 2022, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.
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